Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$106,136	$250,998
Less- Income from equity investee	-	10,948
Add- Taxes based on income	55,792	133,514

Net income before income taxes and income from equity investee	161,928	373,564
Add- fixed charges:
Interest on long term debt (1)	115,830	205,314
Estimated interest cost within rental expense	1,678	3,533
Amortization of net debt premium, discount, and expenses	3,323	6,226

Total fixed charges	120,831	215,073

Earnings available for fixed charges	282,759	588,637

Ratio of earnings to fixed charges	2.34	2.73

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,971	5,941
Adjustment to pretax basis	1,562	3,160

	4,533	9,101

Combined fixed charges and preferred stock dividend requirements	$125,364	$224,174

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.25	2.62

(1)	Includes FIN 48 interest expense